UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS PASSENGER TRAFFIC INCREASE OF 1.2% FOR DECEMBER 2014

Guadalajara, Jalisco, México, January 9, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of December 2014 compared to traffic figures for December 2013.

During December 2014, total terminal passengers increased 1.2% compared to the same period of the previous year. Domestic passenger traffic decreased 0.1%, while international passenger traffic increased 3.7% compared to December 2013.

Domestic Terminal Passengers (in thousands):

Airport	Dec-13	Dec-14	% Var	Jan-Dec 13	Jan-Dec 14	% Var
Guadalajara	523.6	552.4	5.5%	5,542.3	5,850.7	5.6%
Tijuana	462.1	414.8	-10.2%	4,246.2	4,358.1	2.6%
Los Cabos	79.2	77.9	-1.6%	911.9	882.8	-3.2%
Puerto Vallarta	79.5	84.1	5.8%	860.3	937.2	8.9%
Hermosillo	112.7	103.3	-8.3%	1,249.8	1,249.5	0.0%
Guanajuato	63.1	74.8	18.4%	618.8	741.2	19.8%
La Paz	58.2	58.7	1.0%	584.4	660.0	12.9%
Aguascalientes	30.1	35.1	16.6%	320.8	399.7	24.6%
Mexicali	45.1	46.0	2.1%	492.7	504.0	2.3%
Morelia	24.9	24.3	-2.4%	233.7	247.3	5.8%
Los Mochis	17.7	24.0	35.4%	191.8	223.3	16.4%
Manzanillo	13.0	11.4	-12.1%	117.4	126.8	8.0%
Total	1,509.0	1,506.8	-0.1%	15,370.3	16,180.6	5.3%

For more information please visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us: http://twitter.com/aeropuertosGAP

                    grupoaeroportuariodelpacifico

International Terminal Passengers (in thousands):

Airport	Dec-13	Dec-14	% Var	Jan-Dec 13	Jan-Dec 14	% Var
Guadalajara	274.1	285.7	4.2%	2,606.2	2,882.8	10.6%
Tijuana	2.1	2.1	-1.2%	23.3	29.7	27.3%
Los Cabos	221.6	191.2	-13.7%	2,475.8	2,402.3	-3.0%
Puerto Vallarta	205.6	246.3	19.8%	1,810.9	2,190.0	20.9%
Hermosillo	8.1	5.7	-29.2%	80.1	76.7	-4.2%
Guanajuato	44.3	49.7	12.3%	379.4	480.9	26.8%
La Paz	1.7	0.6	-63.0%	16.0	12.9	-19.3%
Aguascalientes	11.7	12.8	9.4%	135.9	140.8	3.6%
Mexicali	0.2	0.2	2.6%	3.3	3.2	-4.7%
Morelia	21.0	23.6	12.6%	191.5	228.7	19.4%
Los Mochis	0.5	0.4	-5.4%	5.0	5.3	6.8%
Manzanillo	9.8	12.1	23.4%	75.9	84.5	11.4%
Total	800.6	830.4	3.7%	7,803.1	8,537.8	9.4%

Total Terminal Passengers (in thousands):

Airport	Dec-13	Dec-14	% Var	Jan-Dec 13	Jan-Dec 14	% Var
Guadalajara	797.7	838.1	5.1%	8,148.5	8,733.5	7.2%
Tijuana	464.2	416.9	-10.2%	4,269.5	4,387.8	2.8%
Los Cabos	300.8	269.1	-10.5%	3,387.7	3,285.1	-3.0%
Puerto Vallarta	285.0	330.4	15.9%	2,671.2	3,127.2	17.1%
Hermosillo	120.7	109.1	-9.7%	1,329.9	1,326.2	-0.3%
Guanajuato	107.4	124.5	15.9%	998.1	1,222.1	22.4%
La Paz	59.9	59.4	-0.9%	600.4	672.9	12.1%
Aguascalientes	41.8	47.9	14.6%	456.7	540.5	18.3%
Mexicali	45.3	46.3	2.1%	496.1	507.2	2.2%
Morelia	45.8	47.8	4.4%	425.2	475.9	11.9%
Los Mochis	18.2	24.5	34.3%	196.8	228.6	16.2%
Manzanillo	22.7	23.5	3.2%	193.3	211.3	9.3%
Total	2,309.5	2,337.2	1.2%	23,173.4	24,718.3	6.7%

Events for the Period

For the month of December, it is important to highlight that the following routes opened: Guadalajara to Cancun by Interjet; Guadalajara-Puebla-Veracruz, by Aeromar; Guadalajara to Fort Lauderdale and Guadalajara to Reno, by Volaris; Puerto Vallarta to Seattle, Los Cabos to New York (JFK) and Manzanillo to Los Angeles by Delta; Puerto Vallarta to Quebec and Los Cabos to Edmonton, by Air Transat; as well as Manzanillo to Edmonton, Manzanillo to Vancouver and Manzanillo to Calgary by Sunwing.

GAP Passenger Traffic Report December 2014	Page 2 of 3

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report December 2014	Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: January 9, 2015